UNITED STATES
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information Statement Pursuant to Rules 13d-1 and 13d-2

                              (Amendment No. 2)(1)


                             INTIMATE BRANDS, INC.
                                (Name of Issuer)



                                    CLASS A
                                  COMMON STOCK
                         (Title of Class of Securities)


                                  461156-10-1
                                 (CUSIP Number)

                               December 31, 2000
            (Date of event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)
--------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G

CUSIP NO. 461156-10-1                                         Page 2 of 6 Pages
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE LIMITED, INC. 31-1029810
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
    3    SEC USE ONLY


-------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
-------------------------------------------------------------------------------
                                       5   SOLE VOTING POWER
                                            411,635,903
             NUMBER OF                -----------------------------------------
              SHARES                   6   SHARED VOTING POWER
           BENEFICIALLY
            OWNED** BY                -----------------------------------------
               EACH                    7   SOLE DISPOSITIVE POWER
             REPORTING                     411,635,903
              PERSON                  -----------------------------------------
               WITH                    8   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         411,635,903
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Approximately 84%
-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

     (a) Name of Issuer.

         Intimate Brands, Inc. (the "Company")

     (b) Address of Issuer's Principal Executive Offices.

         Three Limited Parkway
         Columbus, OH 43230


Item 2.

     (a) Name of Person Filing.

         The Limited, Inc. ("The Limited")

     (b) Address of Principal Business Office, or, if None, Residence.

         The address of the principal business office of The Limited is Three Limited Parkway, Columbus, Ohio 43230.

     (c) Citizenship.

         The Limited is a Delaware corporation.

     (d) Title of Class of Securities.

         The class of securities to which this statement relates is the Class A Common Stock of the Company. The Limited currently holds Class B Common Stock, which Class B Common Stock is convertible into Class A Common Stock.

     (e) CUSIP Number.

         461156-10-1.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ]     Broker or dealer registered under Section 15 of the Act,

     (b)  [ ]     Bank as defined in Section 3(a)(6) of the Act,

     (c)  [ ]     Insurance Company as defined in Section 3(a)(19) of the Act,

     (d)  [ ]     Investment Company registered under Section 8 of the
                  Investment Company Act,

     (e)  [ ]     Investment Adviser registered under Section
                  203 of the Investment Advisers Act of 1940,

     (f)  [ ]     Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; seess. 240.13d-1(b)(1)(ii)(F),

     (g)  [ ]     Parent Holding Company, in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G) (Note: See Item 7),

     (h)  [ ]     Group, in accordance withss. 240.13d-1(b)(1)(ii)(H).

                  Inapplicable.


Item 4.  Ownership.

     (a) Amount Beneficially Owned.

         The Limited beneficially owns 411,635,903 shares of Class A Common Stock of the Company. On May 19, 1995, the Company acquired the assets and liabilities of the businesses currently operated by the Company in exchange for 210 million shares of Class B Common stock issued to The Limited, which Class B Common Stock is convertible into Class A Common Stock.

     (b) Percent of Class.

         Approximately 84%.

     (c) Deemed Voting Power and Disposition Power:

         Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote 411,635,903
                                                           -----------

         (ii)     Shared power to vote or to direct the vote ________

         (iii)    Sole power to dispose or direct the disposition of 411,635,903
                                                                     -----------

         (iv)     Shared power to dispose or to direct the disposition of _____


Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.


Item 9.  Notice of Dissolution of Group.

         Inapplicable.


Item 10. Certification.

         Inapplicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2001

                                       THE LIMITED, INC.


                                       By: /s/ Samuel P. Fried
                                          -------------------------------------
                                          Name:  Samuel P. Fried
                                          Title: Senior Vice President






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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